Exhibit 99.1

Colorado Grants Final Approval for Dejour's Kokopelli
A Milestone Event for the Company

Denver, Colorado, January 12, 2012 — Dejour Energy USA Corp., a wholly owned subsidiary of Dejour Energy Inc. (NYSE AMEX: DEJ / TSX: DEJ) (“Dejour” or the “Company”), received today unanimous final approval from the Colorado Wildlife Commission (CPW) of the Surface Use Agreement that permits Dejour to construct three additional well pads along with the associated access roads, gathering lines, and production facilities within the boundaries of the Garfield Creek State Wildlife Area (GCSWA) as part of the Phase 1 development of its Kokopelli Field leases.

Dejour’s Phase 1 Developments at Kokopelli now includes a total of four well pads along with associated access roads, gathering lines, and production facilities. Dejour can drill and complete up to forty two Williams Fork wells within this framework, initially; twenty-four of which are scheduled through 2013. Development activities on Dejour’s leasehold adjacent to the GCSWA began in November 2011 with the construction of the first of the four Phase 1 drilling pads on acreage located just outside of the GCSWA. (see cover of Dejour's January 2012 PPT). This approval for expansion into the GCSWA was a critical and final step in the regulatory approval process leading to the commencement of drilling later this year. Dejour’s entire 2200 gross acres of proven undeveloped reserve leasehold in the Kokopelli Field will be held by production through only a small portion of the wells drilled in Phase 1.

"The CPW and Dejour conducted extensive analysis that included baseline wildlife and water studies and a broad array of best management practices. The recognition by both Dejour and the CPW of the need to properly protect this sensitive wildlife area resulted in a well-balanced agreement that allows Dejour’s low impact energy development to coexist with the wildlife management and conservation efforts of the CPW. Dejour is very appreciative of the significant efforts of key personnel within the CPW to affirmatively conclude this approval process," stated COO, Hal Blacker.

About Dejour
Dejour Energy Inc. is an independent oil and natural gas exploration and production company operating projects in North America’s Piceance Basin (107,000 net acres) and Peace River Arch regions (15,000 net acres). Dejour’s seasoned management team has consistently been among early identifiers of premium energy assets, repeatedly timing investments and transactions to realize their value to shareholders' best advantage. Dejour maintains offices in Denver, USA, Calgary and Vancouver, Canada. The company is publicly traded on the New York Stock Exchange Amex (NYSE AMEX: DEJ) and Toronto Stock Exchange (TSX: DEJ).

Statements Regarding Forward-Looking Information: This news release contains statements about oil and gas production and operating activities that may constitute "forward-looking statements" or “forward-looking information” within the meaning of applicable securities legislation as they involve the implied assessment that the resources described can be profitably produced in the future, based on certain estimates and assumptions. Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those anticipated by Dejour and described in the forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, adverse general economic conditions, operating hazards, drilling risks, inherent uncertainties in interpreting engineering and geologic data, competition, reduced availability of drilling and other well services, fluctuations in oil and gas prices and prices for drilling and other well services, government regulation and foreign political risks, fluctuations in the exchange rate between Canadian and US dollars and other currencies, as well as other risks commonly associated with the exploration and development of oil and gas properties. Additional information on these and other factors, which could affect Dejour’s operations or financial results, are included in Dejour’s reports on file with Canadian and United States securities regulatory authorities. We assume no obligation to update forward-looking statements should circumstances or management's estimates or opinions change unless otherwise required under securities law. The TSX does not accept responsibility for the adequacy or accuracy of this news release.

Robert L. Hodgkinson, Co-Chairman & CEO	Investor Relations – New York
598 – 999 Canada Place,	Craig Allison
Vancouver, BC Canada V6C 3E1	Phone: 914.882.0960
Phone: 604.638.5050 Facsimile: 604.638.5051	Email: callison@dejour.com
Email: investor@dejour.com

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